

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 16, 2010

Mr. Darryl S. Nakamoto
Chief Financial Officer
Hoku Scientific, Inc.
1288 Ala Moana Blvd, Ste. 220
Honolulu, Hawaii 96814

      RE: **Hoku Scientific, Inc.**
              Form 10-K for the fiscal year ended March 31, 2009
              Filed June 15, 2009
              File No. 000-51458

Dear Mr. Nakamoto:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Jeffrey Jaramillo
                            Accounting Branch Chief